

April 27, 2011

Via Facsimile
David B. Dillon
Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

> **Re:** **The Kroger Co.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 29, 2011**
> **File No. 1-303**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to others portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page 33

Consolidated Balance Sheets, page 33

1. Please provide us with an analysis of other current and long-term liabilities for each year presented and confirm to us that any item in excess of five percent of total current liabilities and total liabilities, respectively, are disclosed in the notes to financial statements. Refer to paragraphs 20 and 24 of Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page 37

Note 1. Accounting Policies, page 37

Segments, page 42

2.   We note that you operate retail food and drug stores, multi-department stores, jewelry
        stores and convenience stores throughout the United States, and that these retail
        operations are reported as single reportable segment. Please tell us (i) the operating
        segments you have identified in accordance with ASC 280-10-50-1 through 50-9, (ii) the
        factors used to identify reportable segments, and (iii) the basis for aggregating identified
        operating segments into a single reportable segment given the aggregation criteria in ASC
        280-10-50-11 and quantitative thresholds in ASC 280-10-50-12. Please be sure to
        explain to us in detail how the aggregation of all of the retail activities into one reportable
        segment complies with the aggregation criteria.

3.   We note that you sell a wide variety of products including grocery products such as
        produce, meat, dairy products, seafood, frozen food, bakery and deli products along with
        non-food items such as prescription drugs, apparel, home fashion and furnishings,
        electronics, home goods and toys and health and beauty care items. Please tell us your
        consideration of disclosing revenues from each group of similar products and services as
        contemplated by ASC 280-10-50-39 as we believe this information is useful to your
        investors.

Note 5. Debt Obligations, page 46

4.   We note that your new credit agreement contains covenants which, among other things,
        require the maintenance of a leverage ratio and a fixed charge coverage ratio. Please tell
        us whether the covenants restrict your ability to pay dividends and your consideration of
        disclosing the information required by Rule 4-08(e)(1) of Regulation S-X.

Note 11. Commitments and Contingencies, page 55

5.   We note your disclosure with respect to certain legal proceedings that management does
        not anticipate that the ultimate resolution of such actions will have a material adverse
        effect on the Company's financial condition, results of operations or cash flows. Please
        tell us what consideration you gave to providing an estimate of the possible loss or range
        of loss in excess of amounts accrued for each of the matters or in the aggregate, and for
        those matters where you are unable to estimate the possible loss or range of loss provide a
        statement that such an estimate cannot be made. Please refer to ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Bruce M. Gack
     Assistant General Counsel